Exhibit 4.7

Amendment No. 2

To the

JBG SMITH Properties

2017 Omnibus Share Plan

The 2017 Omnibus Share Plan of JBG SMITH Properties, effective July 17, 2017 (the “Plan”), is hereby amended as follows, effective December 1, 2020:

1.Section 3 of the Plan is hereby amended to add the following new sentence at the end of the second paragraph thereof:

“The Board or the Committee may also appoint one or more separate committees of the Board, each composed of one or more trustees of the Trust who need not be independent trustees, who may administer the Plan with respect to Participants who are not executive officers (as defined under Rule 3b-7 or the Exchange Act) or trustees of the Trust, may grant awards under the Plan to such Participants, and may determine all terms of such awards, subject to the requirements of Code Section 162(m), Rule 16b-3 and the rules of the New York Stock Exchange.

2.	The first paragraph of Section 5 of the Plan is hereby amended and restated in its entirety to provide as follows:

“Awards under the Plan may consist of the following: stock options (either incentive stock options within the meaning of Section 422 of the Code or non-qualified stock options), stock appreciation rights, performance shares, grants of restricted stock and other-stock based awards, including OP Units (as defined in Section 11). Awards of performance shares, restricted stock or share units and other-stock based awards may provide the Participant with dividends or dividend equivalents and voting rights prior to vesting (whether based on a period of time or based on attainment of specified performance conditions). Unless the Committee otherwise specifies in the award agreement, if dividends or dividend equivalent rights are granted, dividends and dividend equivalents shall be paid to the Participant at the same time as the Trust pays dividends to common shareholders (even if the Shares subject to the underlying award are held by the Trust) but not less than annually and not later than the fifteenth day of the third month following the end of the calendar year in which the dividends or dividend equivalents are credited (or, if later, the fifteenth day of the third month following the end of the calendar year in which the dividends or dividend equivalents are no longer subject to a “substantial risk of forfeiture” within the meaning of Section 409A (as defined in Section 18)); provided, however, that dividend and dividend equivalent payments in the case of an award that is subject to performance vesting conditions may (in full or in part) be treated as unvested so long as such award remains unvested, and, in such case, any such dividend and dividend equivalent payments that would otherwise have been paid during the vesting period shall instead be accumulated (and, if paid in cash, reinvested in additional Shares based on the Surrender Value (as defined in Section 6) of the Shares on the date of reinvestment) and paid within 30 days following the date on which such award is determined by the Committee to have satisfied such performance vesting conditions. Any dividends or dividend equivalents that are accumulated and paid after the date specified in the preceding sentence may be treated separately from the right to other amounts under the award.